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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                KRAMONT RLTY TR
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                                (Name of Issuer)

                                Preferred Stock
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                         (Title of Class of Securities)

                                    50075Q206
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                                 (CUSIP Number)

                                 April 30, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP No. 50075Q206
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (ENTITIES ONLY)

      (a)           U.S. Trust Corporation                           13-2927955
      (b)           United States Trust Company of New York          13-5459866
      (c)           U.S. Trust Company, N.A.                         95-4311476

      * U.S. Trust Corporation ("UST Corp") a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files separate Forms 13G. Neither UST Corp nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Forms 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST Corp. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST Corp.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)      [ ]
      (b)      [ ]
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3.    SEC USE ONLY
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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      (a)           U.S. Trust Corporation (Incorporated in New York)
      (b)           United States Trust Company of New York (Incorporated in New
                    York)
      (c)           U.S. Trust Company, N.A. (National Bank with headquarters in
                    Connecticut)
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                    5. SOLE VOTING POWER                             0
NUMBER OF SHARES    ------------------------------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER                           0
OWNED BY EACH       ------------------------------------------------------------
REPORTING PERSON    7. SOLE DISPOSITIVE POWER                        0
WITH                ------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                      0
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      [ ]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.00%
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12.   TYPE OF REPORTING PERSON

      U.S. Trust Corporation (HC)
      United States Trust Company of New York (BK)
      U.S. Trust Company, N.A. (BK)
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ITEM 1.

              (A) NAME OF ISSUER
                  KRAMONT RLTY TR

              (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  580 West German Pike, Suite 200
                  Plymouth Meeting, PA 19462
ITEM 2.

              (A) NAME OF PERSON FILING

                  (a) U.S. Trust Corporation*
                  (b) United States Trust Company of New York
                  (c) U.S. Trust Company, N.A.

                  * U.S. Trust Corporation ("UST Corp") a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files separate Forms 13G. Neither UST Corp nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Forms 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST Corp. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST Corp.

              (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
                  114 West 47th Street , 25th Floor
                  New York, NY 10036-1532

              (C) CITIZENSHIP

                  (a) U.S. Trust Corporation (Incorporated in New York)
                  (b) United States Trust Company of New York (Incorporated in
                      New York)
                  (c) U.S. Trust Company, N.A. (National Bank with headquarters in Connecticut)

              (D) TITLE OF CLASS OF SECURITIES
                  Preferred Stock

              (E) CUSIP NUMBER
                  50075Q206

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a) [ ] Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o).

              (b) [X] Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

              (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

              (d) [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e) [ ] An investment adviser in accordance with
                      Section 240.13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);


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              (g) [X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a) Amount Beneficially Owned:

                  0

              (b) Percent of Class:

                  0.00%

              (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote                  0

                  (ii) shared power to vote or to direct the vote               0

                  (iii) sole power to dispose or to direct the disposition of   0

                  (iv) shared power to dispose or to direct the disposition of  0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              The securities as to which this Schedule is filed by UST Corp, in its capacity as investment adviser, are owned of record by clients of UST Corp. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              (a) U.S. Trust Corporation*


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              (b) United States Trust Company of New York
              (c) U.S. Trust Company, N.A.

              * U.S. Trust Corporation ("UST Corp") a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files separate Forms 13G. Neither UST Corp nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Forms 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST Corp. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST Corp.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    By: /s/ Michael J. Murphy
                                    Date: May 10, 2005
                                    Name: Michael J. Murphy
                                    Title: Senior Vice President


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